

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 15, 2016

Greg Schott
Chairman and Chief Executive Officer
MuleSoft, Inc.
77 Geary Street, Suite 400
San Francisco, California 94108

> **Re: MuleSoft, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 18, 2016**
> **CIK No. 0001374684**

Dear Mr. Schott:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please provide qualitative or quantitative support for the following statements. To the extent such assertions are management's belief, please clarify.

Page 1:
- "We are leading a fundamental shift…"
- "…dramatically increases the longevity of, and return on, these assets."
- "Application networks built on Anypoint Platform increase in value as new nodes are added, resulting in network effects that drive increasing speed and agility and lower costs."

Page 90:
- "We are pioneering the application network category."

2. Please briefly explain the concept of "composability."

3. Please clarify in an appropriate place in the submission whether the Anypoint Platform is able to process all types of data feeds from back-end applications. We note in this regard your references to your platform's "universal connectivity."

4. In the example provided on page 2, you refer to SAP and Salesforce in connection with examples of data inputs. Please explain the qualitative or quantitative bases used to select, as examples, data inputs from these well-known companies, such as the percentage of customers using data inputs from these companies.

Our Opportunity, page 3

5. Please include cross-references here to the first risk factor on page 12, "[t]he market for application networks…" and/or the risk factor on page 19, "[t]he estimates of market opportunity and forecasts of market growth…may prove to be inaccurate…."

Risk Factors Summary, page 3

6. The final bullet point in this section refers to the substantial control that a limited number of your shareholders will continue to have over the company following the IPO. Please revise to disclose the percentage of your outstanding common stock that will be held, in the aggregate, by your directors, officers and 5% or greater shareholders following the offering. We note in this regard your risk factor disclosure at the top of page 39.

Risk Factors

Risks Related to Our Business and Industry

"Our business and results of operations depend substantially…," page 13

7. Please clarify whether customers are able to maintain the applications developed using the Anypoint Platform upon the termination of a subscription.

"Interruptions or performance problems associated with our technology…," page 14

8. You state that you outsource your cloud infrastructure to Amazon Web Services, and Note 2 to the financial statements indicates you are dependent upon Amazon Web Services. Please tell us what consideration you have given to filing your agreement with Amazon Web Services as an exhibit. See Item 601(b)(10) of Regulation S-K.

9.   This risk factor also discloses that you "have experienced, and expect that in the future [you] may experience interruptions, delays and outages in service and availability from time to time…." To the extent there have been any specific instances in which a service interruption had a material impact on your business, please describe such instances and their impact in greater detail, and revise the caption of the risk factor to clarify that you have in fact suffered adverse effects from such interruptions in the past.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

10.   You state that your subscription pricing is based primarily on the amount of computing capacity on which your customers run your software. Please tell us whether a metric relating to total computing capacity, revenue per unit computing capacity, or computing capacity per customer is a key metric your management monitors.

Key Metrics, page 55

11.   Included in the number of customers are customers with which you are negotiating a renewal contract. To the extent the number of customers currently in negotiations is significant to this metric, please tell us when contract renewals typically occur (i.e., before or after the expiration of the existing contract), whether the customer agreements have renewal periods or automatic renewals, and at which point an entity would no longer be considered a customer during the negotiation period.

Results of Operations

Comparison of the Years Ended December 31, 2014 and 2015

Provision for Income Taxes, page 65

12.   We note that your effective tax rate for fiscal year 2015 was primarily impacted by the intercompany sale of your intellectual property and increases in uncertain tax positions. Please revise to include a discussion of the specific factors that impacted your tax provision. Also, tell us what impact the shift in your IP technology to a foreign subsidiary may have on your future tax provision, and to the extent the historical effective tax rates are not indicative of future results, consider including a discussion of the impact such shift may have on your future results of operations. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Business, page 78

13. Please tell us if you depend upon a single or a few customers, the loss of any one or more of which would have a material adverse effect, and if so, provide the disclosure called for by Item 101(c)(1)(vii) of Regulation S-K. We note in this regard disclosures on pages 54 and 79 that are set up to quantify the average amount of subscription and support revenue from your 10 largest customers in 2016. Please clarify whether this dollar amount is per customer.

14. We note the risk factor disclosure on page 32 stating that you derive a portion of revenues from sales to federal, state, local and foreign governments, and that the success and growth of your business will continue to depend in part on procurement of government contracts. Please tell us what consideration you have given to quantifying the amount of your revenues attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Overview, page 78

15. You state on page 54 that a growing number of customers are entering into multi-year subscriptions, which you typically invoice on an annual basis. Please consider disclosing the remaining amount of backlog to be billed under firm multi-year subscriptions currently in place, if material. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Our Opportunity, page 81

16. Please provide us with a detailed calculation of your market opportunity estimate once available. Disclose how you identify the number of operating companies worldwide and how you determined the cohorts.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

17. You state on page 23 that a significant portion of your sales are generated through channel partners, particularly internationally. Please disclose your revenue recognition policies for sales through resellers and other channel partners, if material. Clarify in your disclosures if such revenue is recognized on a sell-in or sell-through basis and disclose the nature of, and accounting for, any return rights, rebates or price concessions offered to your resellers. Refer to ASC 605-50-50-1.

Note 8. Stock Option Plan, page F-27

18.   Please provide us with breakdown of all options granted during fiscal year 2015 and to date in fiscal year 2016, and include the fair value of the underlying common stock at the date of grant as determined by your board of directors.

Note 13. Subsequent Events, page F-34

19.   You state on page 6 that options to purchase 1,417,635 share of common stock were granted after September 30, 2016. Please revise to include a discussion of any awards granted after the latest balance sheet date and include the expected impact such awards will have on stock-based compensation in future periods.

General

20.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

21.   If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati